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                                                                    Exhibit 99.1


                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Ontario, Canada, January 25, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Financial Statements

         Hollinger and Hollinger International Inc. ("Hollinger International") continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International's 2003 annual financial statements were completed. On January 18, 2005, Hollinger International filed its 2003 Form 10-K with the United States Securities and Exchange Commission (the "SEC"), which included audited financial statements and related MD&A for the fiscal year ended December 31, 2003 and restated audited financial results for the fiscal years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new audit standard. On January 21, 2005, Hollinger International filed its audited financial statements (and related MD&A) and its renewal Annual Information Form for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and its auditors.

         In its press release of January 21, 2005, Hollinger International indicated that it expected to be able to file, within approximately two months, its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004. In addition, Hollinger International stated that it would work expeditiously to file its 2004 Form 10-K, which will include its audited financial statements and related MD&A for the fiscal year ended December 31, 2004. While Hollinger International has said it expects to file a request with the SEC for a 15 day extension beyond the required filing date of March 16, 2005 to complete and file the 2004 Form 10-K, due to the anticipated work involved in the audit, Hollinger International noted that it may not be able to complete and file the 2004 Form 10-K by March 31, 2004.

         Hollinger's Audit Committee will now consider what, if any, additional financial information and/or alternative financial statements Hollinger will be in a position to publicly disclose and/or complete as a consequence of Hollinger International's recent filings.

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Further Extension to be Sought for Holding 2004 Annual Shareholders' Meeting

         On June 25, 2004, Madame Justice Pepall of the Ontario Superior Court of Justice granted Hollinger an interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting to a date not later than September 30, 2004. The postponement was sought because until such time as the annual audited financial statements of Hollinger for the year ended December 31, 2003 are complete, Hollinger is unable to satisfy the Canadian law requirement that such financial statements be placed before the shareholders at the annual shareholders' meeting. On September 28, 2004, Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice granted Hollinger an interim order further extending the time for calling Hollinger's 2004 annual shareholders' meeting to a date not later than January 30, 2005. As Hollinger's 2003 annual financial statements are still not complete, Hollinger will be seeking a further interim order extending the time for calling Hollinger's 2004 annual shareholders' meeting beyond the deadline of January 30, 2005 set out in the Mr. Justice Campbell's order. Hollinger intends to hold its 2004 annual shareholders' meeting as soon as practicable after its fiscal 2003 audited financial statements are completed and available for mailing to shareholders.

Inspection

         Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of the Ontario Superior Court of Justice. The Inspector has provided five interim Reports with respect to its inspection of Hollinger. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data. Hollinger International has also assisted the Inspector in this regard.

         Counsel for the Inspector and various parties appeared before Justice Colin L. Campbell of the Ontario Superior Court of Justice on January 6 and 11, 2005. The Inspector wishes to examine certain former directors of Hollinger, including Lord Black, F. David Radler and J.A. Boultbee. Counsel for Lord Black and Messrs. Radler and Boultbee each submitted at the hearing on January 6, 2005 that it is premature for the Inspector to take the position that it is essential for their examinations to be conducted in order to write its report. A Notice of Constitutional Issue was served by counsel for Lord Black on December 22, 2004 on the Attorney General of each of Canada and Ontario on the basis that certain of the examinations proposed by the Inspector breach certain provisions of the Canadian Charter of Rights and Freedoms. The Inspector has obtained Orders to examine two former directors of Hollinger, Peter Y. Atkinson and Maureen Sabia. Other persons, including Peter G. White, a director and officer of Hollinger, have voluntarily agreed to be examined.

         A motion of the Inspector in writing with respect to an electronic inspection process is presently being considered by Mr. Justice Campbell. The next hearing before him is presently anticipated to be held on February 9, 2005. The Inspector is anticipated to provide an updated report to the Court before then.

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Supplemental Financial Information

         As of the close of business on January 21, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$45.2 million of cash or cash equivalents on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. The increase in Hollinger's cash and cash equivalents on hand during the period since its January 11, 2005 status update is due to the receipt by Hollinger on January 18, 2005 of the regular and special dividends on its holdings of shares of Class B Common Stock of Hollinger International as described below. Based on the January 21, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the NYSE of US$14.75, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$232,650,614. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition, Hollinger has previously deposited with the trustee under the indenture (the "Senior Indenture") governing the Senior Notes approximately US$10.5 million in cash as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$231.6 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

Hollinger International Dividends

         On December 16, 2004, the Board of Directors of Hollinger International declared a special dividend (the "Special Dividend") of US$2.50 per share of Class A Common Stock and Class B Common Stock (collectively, the "Shares") of Hollinger International to holders of record of such Shares on January 3, 2005, payable on January 18, 2005. The Board of Directors of Hollinger International also declared a regular quarterly dividend of US$0.05 per Share to be paid on January 18, 2005 to shareholders of record on January 3, 2005.

         On January 18, 2005, Hollinger received the regular and special dividend on its direct and indirect holdings of shares of Class B Common Stock of Hollinger International, net of applicable withholding tax. Hollinger expects to receive shortly the regular and special dividend on its direct and indirect holdings of shares of Class A Common Stock of Hollinger International, net of applicable withholding tax.

         The special dividend declared by Hollinger International resulted in the distribution of approximately US$227 million of the net proceeds from the sale of The Telegraph Group. In announcing the declaration of the special dividend, Hollinger International stated that it was committed to distributing to its shareholders, including Hollinger, a total of US$500 million of


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the net proceeds of the sale of The Telegraph Group. It has stated that it proposes to distribute the balance of these proceeds in the form of a tender offer for the Shares after it publishes its delinquent financial statements and other reports. Alternatively, Hollinger International may consider a further special dividend but it gave no assurances that it would distribute cash to shareholders in either form.

         Hollinger International previously agreed not to block any payment to Hollinger of any dividend or other distribution unless it is required to do so by a court order (which it will not seek), statute or regulation. There is to be no reduction or set-off. Hollinger in turn previously agreed to an extension of the injunction granted by Vice-Chancellor Strine in Delaware limiting Hollinger's control of Hollinger International beyond its original October 31, 2004 expiration date to the earlier of the date the proceeds from the strategic process have been distributed to Hollinger International's shareholders and January 31, 2005.

SEC Escrow

         As previously reported, as part of its settlement discussions with staff of the SEC relating to the action commenced by the SEC against Hollinger and its former directors and senior executives, Lord Black and F. David Radler in the U.S. District Court, Northern District of Illinois (the "SEC Action"), Hollinger has voluntarily agreed that it will enter into an arrangement whereby it will deposit: (i) the net amount received or to be received by it directly and indirectly from the Special Dividend, being approximately US$37,471,613; and
(ii) subject to any overriding rights of the holders of Hollinger's outstanding Senior Notes and Second Priority Notes, the net amount of any subsequent distribution made by Hollinger International of The Telegraph Group sale proceeds, if any, into an escrow account with a licensed trust company. The escrow will terminate upon the conclusion of the SEC Action as to all parties.

         The escrow arrangements will provide that Hollinger will have access to the escrowed funds for ordinary business and certain other purposes, including, the payment of principal, interest, premium and fees, if any, on or relating to Hollinger's indebtedness for borrowed money, the payment of dividends on the Series II Preference Shares of Hollinger, the buy-back of non-Ravelston shares of Hollinger and the acquisition of assets (other than from Ravelston and certain of its affiliates).

         The escrow is subject to Hollinger and the SEC agreeing to a mutually acceptable termination date for the escrow should the parties be unable to reach an overall settlement of the SEC Action as against Hollinger in the near future. If termination of the arrangement occurs, Hollinger has agreed to provide staff of the SEC a reasonable opportunity to assert any rights it may have with respect to the escrowed funds.

         Hollinger is currently in the process of arranging for the escrow of the net amount received by it directly and indirectly from the Special Dividend. In the interim, Hollinger has agreed to hold such funds in a segregated bank account.

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Independent Directors' Trust

         As previously disclosed, as a result of the expiry of Hollinger's directors' and officers' liability insurance on June 30, 2004, Hollinger placed C$500,000 in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to director Gordon W. Walker, Q.C. and former director Richard Rohmer. Hollinger agreed to deposit additional moneys in trust up to a maximum of C$1,500,000 as and when Hollinger reasonably determined that it had such moneys available. Hollinger has now determined that it is able to deposit an additional C$1,500,000 in trust with the law firm of Aird & Berlis LLP, as trustee. The additional funds, together with the original C$500,000, will support Hollinger's indemnification obligations to directors Gordon W. Walker, Q.C., Paul A. Carroll, Q.C., Donald M.J. Vale, Robert J. Metcalfe and Allan Wakefield and former director Richard Rohmer.

Extension of Consulting Agreement

         10 Toronto Street Inc., an indirect wholly-owned subsidiary of Hollinger, has agreed to extend the consulting agreement (the "White Consulting Agreement") with Peter G. White Management Ltd., a company controlled by Peter
G. White, for a further six-month term on the same terms and conditions. The White Consulting Agreement may be terminated on 30 days notice and will now expire on July 22, 2005. The White Consulting Agreement and its extension were reviewed, reported on and approved by the independent directors of Hollinger.

Retractions

         Hollinger commenced honouring retractions of its Series II Preference Shares on October 28, 2004. On retraction, each Series II Preference Share is exchangeable into a fixed number (being 0.46) of shares of Class A Common Stock of Hollinger International or, at Hollinger's option, cash of equivalent value. To date, such retractions have been effected by Hollinger delivering 0.46 of a share of Class A Common Stock of Hollinger International owned directly or indirectly by it in exchange for each retracted Series II Preference Share. Since October 28, 2004, Hollinger has delivered 9,637 shares of Class A Common Stock of Hollinger International and no cash pursuant to retractions of its Series II Preference Shares. Retractions of Hollinger's outstanding retractable common shares submitted after May 31, 2004 continue to be suspended until further notice.

Company Background

         Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area, a portfolio of news media investments and a variety of other assets.

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Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com